CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003739



RECEIVED
MAR 0 1 2002
365

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52895

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/5/02 FV

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SAA Ventures, LP

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Moody Building, 2nd & Main
(No. and Street)

Canadian (City) Texas (State) 79014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salem A. Abraham 806-323-8000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

201 International Circle, Suite 200 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02 S

OATH OR AFFIRMATION

I, Salem A. Abraham, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of SAA Ventures, LP, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member of Salem Abraham, LLC,
General Partner of SAA Ventures, LP

Title



Notary Public

My commission expires: 5/1/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAA VENTURES, LP

TABLE OF CONTENTS

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT

To the Partners
SAA Ventures, LP

We have audited the accompanying statement of financial condition of SAA Ventures, LP (the Partnership) as of December 31, 2001, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAA Ventures, LP as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2002

SAA VENTURES, LP
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS	
Cash	$ 7,324
Cash deposits with brokers	2,591,144
Unrealized (loss) on open futures contracts	(3,510)
Receivable from broker	75,000
Due from partners	11,475
Office furniture and equipment, net of accumulated depreciation of $10,688	90,147
Exchange membership and clearing corporation stock, at cost	233,688
Other assets	15,654
Total assets	$3,020,922
LIABILITIES	
Payable for securities purchased, net	$ 534,827
Securities sold short, at market value	93,384
Accounts payable	51,817
Total liabilities	680,028
PARTNERS' CAPITAL	
General Partner	23,409
Limited Partner	2,317,485
Total partners' capital	2,340,894
Total liabilities and partners' capital	$3,020,922

See accompanying notes.

SAA VENTURES, LP
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

REVENUE	
Trading gains, net	$2,330,427
Interest income	60,807
Dividend income	1,617
Total revenue	2,392,851
EXPENSES	
Commissions	412,736
Floor brokerage, exchange and clearance fees	574,283
Communications and data processing	170,417
Regulatory fees and expenses	39,000
Administrative and overhead expenses	249,600
Occupancy costs	30,000
Exchange membership seat lease	34,239
Employee compensation and benefits	311,917
Depreciation	10,688
Other expenses	36,686
Total expenses	1,869,566
NET INCOME	$ 523,285

See accompanying notes.

SAA VENTURES, LP
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
For the Year Ended December 31, 2001

	General Partner	Limited Partner	Total
Balances at December 31, 2000	$17,215	$1,704,349	$1,721,564
Net income	5,233	518,052	523,285
Contributions	1,961	194,084	196,045
Withdrawals	(1,000)	(99,000)	(100,000)
Balances at December 31, 2001	$23,409	$2,317,485	$2,340,894

See accompanying notes.

SAA VENTURES, LP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash flows from (for) operating activities	
Net income	$ 523,285
Adjustments to reconcile net income to net cash from operating activities	
Depreciation	10,688
Change in operating assets and liabilities	
Change in unrealized (loss) on open futures contracts	3,510
Receivable from broker	(31,862)
Due from partners	(11,475)
Payable for securities purchased, net	534,827
Securities sold short	93,384
Accounts payable	40,894
Net cash from operating activities	1,163,251
Cash flows from (for) investing activities	
Purchase of clearing corporation stock	(50,000)
Purchase of office furniture and equipment	(77,520)
Purchase of other assets	(4,900)
Sale of other assets	7,717
Net cash (for) investing activities	(124,703)
Cash flows from (for) financing activities	
Contributions from partners	12,357
Withdrawals by partners	(100,000)
Net cash (for) financing activities	(87,643)
Net increase in cash	950,905
Cash – beginning of year	1,647,563
Cash – end of year	$2,598,468
Cash – end of year consists of:	
Cash	$ 7,324
Cash deposits with brokers	2,591,144
Total end of year cash	$2,598,468
Supplemental disclosure of noncash financing activity:	
Contribution of exchange membership in exchange for partners' capital (See Note 3.)	$ 183,688

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Partnership

SAA Ventures, LP (the Partnership) is a Texas limited partnership which was organized on March 19, 1997. During 2000, the Partnership registered with the Securities and Exchange Commission as a broker and dealer in securities and became a member of the Pacific Exchange. The Partnership's primary activity is proprietary trading in securities and futures contracts for its own account.

The General Partner of the Partnership is Salem Abraham, LLC, which conducts and manages the business of the Partnership. In accordance with the Agreement of Limited Partnership, the General Partner is entitled to receive a management fee, however, during 2001, the General Partner waived the entire management fee to which it was entitled.

B. Method of Reporting

The Partnership's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Partnership's management.

C. Futures Contracts

Gains or losses on futures contracts are realized when contracts are liquidated. Net unrealized gains or losses on open contracts (the difference between contract trade price and quoted market price) are reflected in the statement of financial condition. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Commissions are charged to expense when contracts are opened.

D. Securities

Securities owned or sold short listed or quoted on a national securities exchange or market are valued at the last reported sales price on the valuation date. Security transactions are recorded on the trade date. Realized gains and losses from security transactions are determined using the identified cost method. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Commissions are charged to expense as incurred. Dividends are recorded on the ex-dividend date.

E. Exchange Membership and Clearing Corporation Stock

Exchange membership and clearing corporation stock is carried at cost or at a lesser amount where there is a permanent impairment of value.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Office Furniture and Equipment

Office furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of 5 or 7 years.

G. Income Taxes

The Partnership prepares a United States (U.S.) information tax return and reports to the partners their allocable shares of the Partnership's income, expenses and trading gains or losses.

H. Foreign Currency Transactions

The Partnership's functional currency is the U.S. dollar; however, it transacts business in currencies other than the U.S. dollar. Assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect at the date of the statement of financial condition. Income and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rates in effect during the period. Gains and losses resulting from the translation to U.S. dollars are reported in income currently.

Note 2. DEPOSITS WITH BROKERS

A majority of the Partnership's assets are on deposit with brokers and dealers in securities and futures commission merchants (brokers). Assets deposited with brokers are subject to credit risk. In the event of a broker's insolvency, recovery of Partnership assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 3. RELATED PARTY TRANSACTIONS

The Partnership is one of several affiliated entities that are commonly controlled.

The Partnership has an office expense agreement with an affiliate to pay approximately $250,000 per year for reimbursement of various office expenses. Such amount is included in administrative and overhead expenses in the statement of operations. The Partnership also has a medical insurance reimbursement agreement with an affiliate to reimburse the affiliate for premiums paid on the behalf of the employees of the Partnership. The amount of medical insurance premiums reimbursed to the affiliate during 2001 was $19,173 and is included in employee compensation and benefits in the statement of operations. Additionally, during 2001, the Partnership paid $30,000 in rent for office space to an affiliate, which is reported as occupancy costs in the statement of operations.

Note 3. RELATED PARTY TRANSACTIONS (CONTINUED)

During 2001, the Limited Partner contributed an exchange membership on the Chicago Mercantile Exchange ("CME") and a total of 1,799 shares of various classes of common stock of Chicago Mercantile Exchange Holdings, Inc. (collectively, the "exchange membership"), in exchange for Limited Partner's capital in the Partnership. The value of the exchange membership contributed amounted to $183,688.

Note 4. TRADING ACTIVITIES AND RELATED RISKS

The Partnership trades securities and futures contracts for its own account. The Partnership also sells securities not owned at the time of sale (a "short sale"). Risks arise from short sales due to the possible illiquidity of the securities markets and from potential adverse movements in security values. Theoretically, short sales expose the Partnership to potentially unlimited liability as the Partnership's ultimate obligation to purchase a security sold short may exceed the amount recorded in the statement of financial condition.

For futures contracts, risks arise from changes in the market value of the contracts. Theoretically, the Partnership is exposed to a market risk equal to the notional contract value of futures contracts purchased and unlimited liability on such contracts sold short.

Note 5. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 8 to 1. At December 31, 2001, the Partnership had net capital of $1,974,869, which is $1,874,869 in excess of its required net capital of $100,000. The Partnership's ratio of aggregate indebtedness to net capital is 0.03 to 1.

SUPPLEMENTARY INFORMATION

SAA VENTURES, LP
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Total partners' capital	$2,340,894
Deduct items not allowable for net capital	
Exchange membership and clearing corporation stock	(233,688)
Due from partners	(11,475)
Office furniture and equipment	(90,147)
Other assets	(15,654)
Haircuts on securities	(15,061)
Net capital	$1,974,869
Minimum net capital required – 12.5% of aggregate indebtedness (Note 1, below)	$ 6,477
Minimum regulatory dollar net capital requirement	$ 100,000
Net capital shown above	$1,974,869
Minimum net capital requirement	100,000
Excess net capital	$1,874,869
Total aggregate indebtedness	$ 51,817
Ratio of aggregate indebtedness to net capital	0.03 to 1
Reconciliation with Partnership's computation:	
Net Capital as reported by the Partnership in Part II A of Form X-17a-5 as of December 31, 2001 (unaudited)	$1,975,396
Adjustment to haircuts on securities	(527)
Net capital shown above	$1,974,869

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2001 is as follows:

Total liabilities	$ 680,028
Less indebtedness adequately collateralized by cash	(628,211)
Aggregate indebtedness	$ 51,817

See accompanying notes to financial statements and independent auditor's report.

SAA VENTURES, LP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

The Partnership does not file information in accordance with Rule 15c3-3 as it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Therefore, SAA Ventures, LP claims the k(2)(ii) exemption in relation to Rule 15c3-3.

See accompanying notes to financial statements and independent auditor's report.

SAA VENTURES, LP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2001

ARTHUR F. BELL, JR. & ASSOCIATES, L.L.C.

Certified Public Accountants

(410) 771-0001

FAX (410) 785-9784

Member:

American Institute of Certified Public Accountants

SEC Practice Section

Maryland Association of Certified Public Accountants

Suite 200

201 International Circle

Hunt Valley, Maryland 21030

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners
SAA Ventures, LP

In planning and performing our audit of the financial statements and supplementary information of SAA Ventures, LP (the Partnership), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Pacific Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 20, 2002